Independent Accountants' Acknowledgment


Linens 'n Things, Inc.
Clifton, New Jersey

Board of Directors:

Re: June 14, 2001 Registration Statement on Form S-8 for the Linens 'n Things, Inc. 2000 Stock Award and Incentive Plan.

With respect to the above referenced registration statement dated June 14, 2001, we acknowledge our awareness of the use therein of our report dated April 18, 2001 related to our review of interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933, such report is not considered a part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.




KPMG LLP



New York, New York
June 11, 2001